Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2018	2017
Income (loss) from continuing operations before taxes	$435	$475
Sub-total of fixed charges	71	79
Sub-total of adjusted income (loss)	506	554
Interest on annuities and financial products	656	648
Adjusted income (loss) base	$1,162	$1,202
Fixed Charges
Interest and debt expense (1)	$68	$64
Interest expense (income) related to uncertain tax positions	-	11
Portion of rent expense representing interest	3	4
Sub-total of fixed charges excluding interest on
annuities and financial products	71	79
Interest on annuities and financial products	656	648
Total fixed charges	$727	$727

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.13	7.01
Ratio of adjusted income (loss) base to total fixed
charges	1.60	1.65

(1)	Interest and debt expense excludes a $23 million loss related to the early retirement of debt in 2018.